UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Greenhill & Co., Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395259104
(CUSIP Number)

Scott L. Bok
c/o Greenhill & Co., Inc.
1271 Avenue of the Americas
New York, New York 10020
(212) 389-1500

with a copy to:

Mark R. Lasky
Greenhill & Co., Inc.
1271 Avenue of the Americas
New York, New York 10020
(212) 389-1500
(Name, address and telephone number of person authorized to receive notices and communications)

May 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 57,087
	8	Shared Voting Power 2,874,539
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 2,874,539
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,874,539
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 15.3%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,678,388
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,678,388
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,388
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783
11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Scott L. Bok March 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Scott L. Bok November 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 194,927
	8	Shared Voting Power None
	9	Sole Dispositive Power 194,927
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 194,927
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Scott L. Bok November 2021 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 75,331
	8	Shared Voting Power None
	9	Sole Dispositive Power 75,331
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,331
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Scott L. Bok November 2022 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 580,023
	8	Shared Voting Power None
	9	Sole Dispositive Power 580,023
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,023
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 10 (this “Amendment No. 10”) amends the Schedule 13D previously filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018, November 13, 2018, August 22, 2019, January 16, 2020, August 25, 2020, November 15, 2021, May 26, 2022, August 18, 2022 and November 17, 2022 (the “Schedule 13D”) filed by Scott L. Bok, Bok Family Partners, L.P., Bok Family Foundation, Scott L. Bok March 2020 Annuity Trust, Scott L. Bok November 2020 Annuity Trust, Scott L. Bok November 2021 Annuity Trust and Scott L. Bok November 2022 Annuity Trust (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Issuer Common Stock”) of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”).  Except as supplemented herein, the Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 4.	Purpose of the Transaction
Item 4 is hereby amended to add the following:

Merger Agreement

Overview

On May 22, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mizuho Americas LLC, a Delaware limited liability company (“Purchaser”) and Blanc Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Sub”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Purchaser (the “Surviving Corporation”).

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each issued and outstanding share of Issuer Common Stock (except for shares held by the Issuer as treasury stock, by any of the Issuer’s subsidiaries, by Purchaser or any of Purchaser’s subsidiaries (including Sub), or by any holder who is entitled to demand appraisal and has properly and validly demanded appraisal of such shares of Issuer Common Stock pursuant to Section 262 of the General Corporation Law of the State of Delaware, which, in each case, will be treated as described in the Merger Agreement), will be automatically converted into the right to receive $15.00 in cash (the “Merger Consideration”) and (ii) each share of common stock of Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.001 per share.

Treatment of Issuer Awards

At the Effective Time, (i) each outstanding restricted stock unit award will be converted into an unvested Purchaser cash-based award equal to the Merger Consideration, which will otherwise continue to be subject to the same terms and conditions applicable to such award as of immediately prior to the Effective Time, (ii) each outstanding performance stock unit award will become fully vested based on the target level of performance and converted into the right to receive the Merger Consideration, and (iii) each outstanding deferred cash award will be converted into an unvested Purchaser cash-based award with respect to an equivalent amount in cash that has not yet been paid with respect to such award as of immediately prior to the Effective Time, which will otherwise be subject to the same terms and conditions applicable to such award as of immediately prior to the Effective Time.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to customary conditions, including (i) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Issuer Common Stock entitled to vote thereon (the “Stockholder Approval”), (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the receipt of all specified governmental consents and approvals, and the termination or expiration of all applicable waiting periods in respect thereof (the “Required Regulatory Approvals”), (iv) the absence of any law, injunction, order or other judgment, in any of the jurisdictions where there are Required Regulatory Approvals, that enjoins, prevents, prohibits or otherwise makes illegal the consummation of the Merger (a “Restraint”), (v) performance by the Issuer and Purchaser in all material respects of their respective obligations under the Merger Agreement and (vi) subject in most cases to exceptions that do not rise to the level of a Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by the Issuer and Purchaser, respectively.  The obligation of Purchaser to consummate the Merger is also subject to there not having occurred since the date of the Merger Agreement a Material Adverse Effect that is continuing.

The receipt of financing by Purchaser is not a condition to Purchaser’s obligation to complete the Merger.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both the Issuer and Purchaser with respect to each party and its businesses.  The Merger Agreement also contains customary covenants, including covenants by the Issuer, subject to certain exceptions, during the interim period between the execution of the Merger Agreement and the consummation of the Merger, to use commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, keep available the services of its present officers and other employees, and preserve substantially intact its relationships with business partners and others having material business dealings with it.

Under the Merger Agreement, each of the Issuer and Purchaser has agreed to use its respective reasonable best efforts to obtain the Required Regulatory Approvals in order to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable and in any event no later than the Termination Date (as defined below), including an obligation to defend against any litigation challenging the Merger.  However, Purchaser is not obligated to agree to any structural or behavioral remedy required by any governmental authority.

Purchaser has agreed, if requested by the Issuer, to refinance the Issuer’s existing term loan facility on the terms and conditions set forth in the Merger Agreement if the Merger has not closed at least one month prior to the maturity date of such term loan.

Subject to certain exceptions, the Issuer has agreed not to solicit alternative takeover proposals, engage in discussions with third parties regarding alternative takeover proposals or change its recommendation to its stockholders in favor of the Merger.

In the event the Issuer receives an unsolicited takeover proposal from a third party prior to obtaining the Stockholder Approval that (i) did not result from a material breach by the Issuer of its non-solicitation covenants and (ii) the Issuer’s Board of Directors determines in good faith is bona fide and constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement), the Issuer may provide information to, and engage in discussions and negotiations with, the person making the takeover proposal.

Prior to obtaining the Stockholder Approval, the Board of Directors of the Issuer has the right, in connection with (i) the receipt of a Superior Proposal that did not result from a material breach by the Issuer of its non-solicitation covenants or (ii) an Intervening Event (as defined in the Merger Agreement), to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving Purchaser the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or Intervening Event, as applicable), if the Board of Directors of the Issuer determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Termination; Termination Fees

The Merger Agreement may be terminated by the Issuer and Purchaser by mutual agreement.  In addition, either party may terminate the Merger Agreement if, among other things, (i) the Merger has not been consummated on or before May 22, 2024, subject to one three-month automatic extension to August 22, 2024 if any of the Required Regulatory Approval (or a Restraint) remains outstanding and all other conditions to closing are satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date) at the extension date (the “Termination Date”), unless the terminating party’s breach has been a principal cause of or resulted in the failure to complete the Merger by that date, (ii) any Restraint permanently prohibits the Merger and has become final and nonappealable, unless the terminating party’s breach has been a principal cause of or resulted in the Restraint, (iii) the Stockholder Approval has not been obtained at a duly convened meeting of the Issuer’s stockholders held to consider the adoption of the Merger Agreement at which a vote on the Merger Agreement is taken or (iv) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition, provided the terminating party is not itself in material breach, and such breach cannot be cured or has not been cured within 30 days after notice to the other party of such breach.  In addition, prior to receipt of the Stockholder Approval, each party has additional termination rights specified in the Merger Agreement, including the right for the Issuer to terminate the Merger Agreement to enter into an alternative acquisition agreement providing for a Superior Proposal.

The Merger Agreement provides for the payment of a termination fee upon termination of the Merger Agreement under certain specified circumstances.  The Issuer will be obligated to pay Purchaser a termination fee of $15,380,000 if (i) the Issuer terminates the Merger Agreement to enter into an alternative acquisition agreement providing for a Superior Proposal, (ii) Purchaser terminates the Merger Agreement in the event that the Issuer’s Board of Directors changes its recommendation to its stockholders in favor of the Merger or (iii) the Merger Agreement is terminated in certain circumstances following the receipt of a competing takeover proposal and prior to receipt of the Stockholder Approval, and within 12 months of termination the Issuer enters into a definitive agreement to consummate (or consummates) the transactions proposed by any takeover proposal.  Purchaser will be obligated to pay the Issuer a termination fee of $38,500,000 if (i) the Merger Agreement is terminated by the Issuer or Purchaser upon the occurrence of the Termination Date, and at the time of termination the conditions to closing (other than those relating to the receipt of U.S. antitrust clearance, receipt of Required Regulatory Approvals and the absence of any Restraint) in favor of Purchaser have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date), so long as the Issuer’s willful breach has not been the primary cause of the failure to obtain U.S. antitrust clearance or the Required Regulatory Approvals or the reason for the Restraint, (ii) the Merger Agreement is terminated because any Restraint has become final and non-appealable and the Issuer’s breach has not been a principal cause of or resulted in the Restraint or (iii) if the Merger Agreement is terminated by the Issuer as a result of a material breach by Purchaser or Sub of their regulatory efforts covenants.

Important Statement Regarding the Merger Agreement

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 10 and incorporated by reference into this Item 4.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into a Voting Agreement with Purchaser and Sub (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all shares of Issuer Common Stock owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would reasonably be expected to prevent, delay or impede the consummation of the Merger.  The Voting Agreement includes customary transfer restrictions, subject to certain exceptions.  The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the date on which any amendment to the Merger Agreement is executed, or any waiver of the Issuer’s rights under the Merger Agreement is granted, in each case, without the Reporting Persons’ prior written consent, that (a) diminishes (in any amount) the Merger Consideration to be received by the stockholders of the Issuer, (b) changes the form of Merger Consideration payable to the stockholders of the Issuer or (c) modifies the Termination Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger by the Termination Date.

Important Statement Regarding the Voting Agreement

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 10 and incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 10. Percentages are based on 18,802,594 shares of Issuer Common Stock (“Shares”) outstanding as of May 19, 2023.

As of the date hereof, the Reporting Persons beneficially own 2,874,539 Shares as a group, representing approximately 15.3% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 57,087 Shares, representing approximately 0.3% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 1,678,388 Shares, representing approximately 8.9% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.5% of the outstanding Shares.

Scott L. Bok March 2020 Annuity Trust is the direct beneficial owner of no Shares.

Scott L. Bok November 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2020 Annuity Trust. The Scott L. Bok November 2020 Annuity Trust is the direct beneficial owner of 194,927 Shares, representing approximately 1.0% of the outstanding Shares.

Scott L. Bok November 2021 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2021 Annuity Trust. The Scott L. Bok November 2021 Annuity Trust is the direct beneficial owner of 75,331 Shares, representing approximately 0.4% of the outstanding Shares.

Scott L. Bok November 2022 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2022 Annuity Trust. The Scott L. Bok November 2022 Annuity Trust is the direct beneficial owner of 580,023 Shares, representing approximately 3.1% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 9.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 9.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 9.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 9.

(c) There have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok March 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2021 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2022 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2
Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.*

4	Joinder Agreement, dated November 13, 2018, to the Joint Filing Agreement.*

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.*

7	Joinder Agreement, dated August 25, 2020, to the Joint Filing Agreement.*

8	Joinder Agreement, dated November 15, 2021 to the Joint Filing Agreement*

9	Greenhill & Co., Inc. Amended 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer's Definitive Proxy Statement on Schedule 14A, filed on March 14, 2022)*

10	Joinder Agreement, dated November 22, 2022 to the Joint Filing Agreement*

99.1
Agreement and Plan of Merger, dated as of May 22, 2023, by and among Mizuho Americas LLC, Blanc Merger Sub, Inc. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Greenhill & Co., Inc. filed with the Securities and Exchange Commission on May 22, 2023 (Commission File No. 001-32147)).

99.2
Voting Agreement, dated as of May 22, 2023, by and among Mizuho Americas LLC, Blanc Merger Sub, Inc. and the persons listed on the schedule thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Greenhill & Co., Inc. filed with the Securities and Exchange Commission on May 22, 2023 (Commission File No. 001-32147)).

*	Previously filed.